January 31, 2008

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:      Knightsbridge Tankers Limited
Form 20-F for the year ended December 31, 2006
Filed April 27, 2007
File No. 000-29106

Dear Ms. Cvrkel:

By letter dated January 17, 2008, the Staff of the Securities and Exchange Commission (the “Staff”) presented further comments to the Annual Report on Form 20-F (the “Form 20-F”) filed by Knightsbridge Tankers Limited (“Knightsbridge” or the “Company”) with respect to the year ended December 31, 2006.  On behalf of the Company, we hereby submit the Company’s response to your letter.  For your convenience, the numbered paragraphs of this response letter correspond to the numbered paragraphs of your letter, which we have inserted in bold.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies – Revenue Recognition

1.
We note from your response to our prior comment 1 that port and canal costs are estimated for the full voyage based on published information then expensed ratably based on a VIP calculation. Based on your response, it is still unclear to us how your policy for recognizing port and canal costs ratably over the period of the voyage complies with the guidance outlined in EITF No 91-9. Unless there is no material difference between your current method of accounting (i.e. recognizing port and canal costs ratably over voyage) and recognizing all expenses as incurred, we do not consider your accounting treatment to comply with one of the preferable methods prescribed in EITF No. 91-9. Please advise as to whether the difference is material to you financial statements. If the difference is immaterial, revise your accounting policy to specifically state so. We may have further comments upon receipt of your response.

The Company advises the Staff that it has recorded port and canal costs of approximately $73,000, $42,000 and $42,000 for the years ended December 31, 2006, 2005 and 2004, respectively, in excess of what would have been recognized if such expenses were recognized as incurred.

The Company performed a SAB 99 analysis, considering qualitative and quantitative factors, and concluded that the impact of this excess expense on its financial statements for each of the years ended December 31, 2006, 2005 and 2004 is immaterial. The Company will revise its accounting policy in future filings.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies – Revenue Recognition

2.
We note from your response to our prior comment 3 that profit sharing amounts are calculated and accounted for on a quarterly basis and received on a quarterly basis. Please revise your disclosure in future filings to include a discussion similar to that of your response and clearly state that the amounts are not contingent on performance of the Company and represent actual amounts received based on excesses over market rates.

The Company notes the Staff’s comments and advises the Staff that it will make the required disclosures in future filings.

Please feel free to telephone the undersigned at (212) 574-1223 or Ted Horton of this office at (212) 574-1265 with any questions.

Very truly yours,

Seward & Kissel LLP

By:	/s/Gary Wolfe, Esq.
Gary Wolfe, Esq.

cc:        Inger M. Klemp, Chief Financial Officer
Knightsbridge Tankers Limited

SK 01655 0002 851003